AM 10-19-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04013463

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 36229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuart Stone & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

171 Ridgedale Ave Suite F
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Grasso 973 443 0658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Co.
(Name – *if individual, state last, first, middle name*)

485 Jericho Turnpike (Address) Mineola (City) NY (State) 11501 (Zip Code)

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

RECEIVED
APR 02 2004
187

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY S. GRASSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUART STONE & Co LLC, as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Operating Manager

Title

PATRICIA A COFFMAN
NOTARY PUBLIC N.J.
MY COMMISSION EXPIRES 06-30-2008

Patricia A. Coffman 3/1/04

Notary Public

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD

VIA CERTIFIED MAIL 7002-2410-0000-6571-8876

March 29, 2004

Mr. Gregory S. Grasso
Stuart Stone & Co., L.L.C.
171 Ridgedale Avenue, Suite F
Florham Park, NJ 07932

8D # 18190

Dear Mr. Grasso:

This acknowledges receipt of Stuart Stone & Co., L.L.C.'s December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (Form X-17A-5 Part III) was missing.
2. An Oath or Affirmation (signed by duly authorized officer, general partner or proprietor of member firm; and notarized (SEC 17a-5(e)(2). The Oath or Affirmation must contain an original signature.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5, Part III Facing Page, a copy of which is enclosed for your convenience.

Apparently, we forgot to submit the enclosed.
Please route to the proper department
Thanks
Greg Grasso

New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Please respond to this matter by April 13, 2004. Questions may be addressed to Erin Vazquez, Field Supervisor, at (732) 596-2061.

Sincerely,

Glenn Albaum
Staff Supervisor

/kfh

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Chief Examiner, Securities and Exchange Commission
Cohen Greve & Company, P.C., Certified Public Accountant
Erin Vazquez, Field Supervisor